# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smart Share Global Ltd, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A Ordinary Shares, par value of US$0.0001 per share.
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District,, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001765660

## Reporting persons
- Xiaomi Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fast Pace Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- People Better Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Green Better Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Smart Share Global Ltd
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road Changning District, Shanghai, 200335, People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Xiaomi Corporation;

(ii) Fast Pace Limited;

(iii) People Better Limited;

(iv) Green Better Limited; and

(v) ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED (collectively, the "Reporting Persons")

Explanatory Note

This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed on February 14, 2023 by the Reporting Persons. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.
Address of principal business office or, if none, residence:
(i) Xiaomi Corporation
c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

(ii) Fast Pace Limited
c/o Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town
Tortola, British Virgin Island

(iii) People Better Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110, British Virgin Islands

(iv) Green Better Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110, British Virgin Islands

(v) ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED
Unit 2, LG 1, Mirror Tower, 61 Mody Road
Tsim Sha Tsui, Kowloon
Hong Kong, SAR
Citizenship:
(i) Xiaomi Corporation - Cayman Islands
(ii) Fast Pace Limited - British Virgin Islands
(iii) People Better Limited - British Virgin Islands
(iv) Green Better Limited - British Virgin Islands
(v) ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED - Hong Kong, SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person
Percent of class: See the response to row 11 of the cover page of each Reporting Person
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Xiaomi Corporation: /s/ Jun Lei, Jun Lei/Director (07/29/2026)
- Fast Pace Limited: /s/ Sai Wai Alain Lam, Sai Wai Alain Lam/ Director (07/29/2026)
- People Better Limited: /s/ Sai Wai Alain Lam, Sai Wai Alain Lam/ Director (07/29/2026)
- Green Better Limited: /s/ Sai Wai Alain Lam, Sai Wai Alain Lam/ Director (07/29/2026)
- ZMI (HONGKONG) INTERNATIONAL COMPANY LIMITED: /s/ Feng Zhang, Feng Zhang/ Director (07/29/2026)